

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 9, 2006

Mr. James A. Sabala
Chief Financial Officer
Coeur d'Alene Mines Corporation
505 Front Ave., P.O. Box "I"
Coeur d'Alene, ID 83816

> **Re:** **Coeur d'Alene Mines Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 14, 2006**
> **File No. 1-08641**

Dear Mr. Sabala:

We have reviewed your filing and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 44

Critical Accounting Polices and Estimates

Reserve Estimates, page 45

1.   We note your statement that "The Company reviews the carrying value of its assets whenever events or changes in circumstances indicate that the carrying amount of its assets may not be fully recoverable. The Company did not record any write-downs during the years ended December 31, 2005, 2004 and 2003." Please elaborate on the last sentence given the line item entitled Write-down of mining properties and other holding costs presented within your consolidated statements of operations and comprehensive income (loss) for all years presented.

Operating Statistics and Reserve Estimates, page 48

2.   We note your presentation of the tables reconciling between Non-GAAP cash costs per ounce to GAAP production costs on page 51 and the definitions of Cash Costs per Ounce and Cash Costs on page 52. It appears that your measure for Cash Costs and Cash Costs per Ounce may be non-GAAP measures since you "exclude depreciation, depletion and amortization, corporate general and administrative expense, exploration, interest, and pre-feasibility costs and accruals for mine reclamation." In this regard, we believe that the most directly comparable GAAP measure would be fully burdened with depreciation, depletion and amortization related to the production of your products, consistent with SAB Topic 11:B. Please support your reconciliation to the most directly comparable GAAP measure that excludes depreciation, depletion and amortization.

3.   We further note that you may have excluded charges or liabilities that will require cash settlement or would require cash settlement absent an ability to settle in another manner with the exclusion of your accruals for mine reclamation. Tell us and clarify within your disclosure whether these non-GAAP measures are liquidity or performance measures. If you determine that these measures are liquidity measures, please tell us how you have complied with Item 10(e)(ii)(A) of Regulation S-K.

4.   We note your reconciliation includes a line item for By-product credit. Please expand your accounting policy to disclose how you classify by-product revenue and the amount of such revenue for each period reported. Additionally, please

expand your MD&A to clearly indicate that you generate by-product revenues on certain of your operating units and why you believe that presentation of these revenue streams as a by-product is appropriate. Furthermore, include a trend analysis to identify the amount and type of by-product revenue generated for each period presented and indicate whether or not you believe, based on your best estimate, that presentation of these revenue streams as by-products will continue to be appropriate in the future. Refer to Item 303(a)(3)(ii) of Regulation S-K for guidance.

Note B – Summary of Significant Accounting Policies, page F-10

Metal and Other Inventory, page F-12

5.   We note your statement that "Concentrate and dorè inventory includes product at the mine site and product held by refineries." Please tell us how you account for the inventory held by refineries and any other off-site locations and which party retains legal title to the inventory when it is located at an off-site location.

Comprehensive Income (Loss), page F-16

6.   Please revise your presentation of the components of other comprehensive income (loss) to comply with paragraph 25 of SFAS 130, which requires disclosure of the amount of income tax expense or benefit allocated to each component either on the face of the statement in which those components are displayed or in the notes to the financial statements. Refer to paragraphs 24 and 25 of SFAS 130.

7.   Please revise your presentation of the Change in fair value of cash flow hedges, net of settlements to comply with paragraph 47 of SFAS 133, which requires you to separately disclose the beginning and ending accumulated derivative gain or loss, the related net change associated with current period hedging transactions, and the net amount of any reclassification into earnings.

Note G- Long-Term Debt, page F-21

2004 Issuance of 1 ¼ % Convertible Senior Notes, page F-22

8.   Please provide an analysis of the 1 ¼ % Convertible Senior Notes due 2024 that indicates whether or not, without limitation, the conversion option you disclose with respect to these notes should be bifurcated from the host and accounted for under the guidance in SFAS 133 and EITF 00-19. Please tell us the guidance you have applied with respect to the debt host to support your current presentation. You may wish to refer to guidance provided on the Division of Corporation Finance's website concerning the classification and measurement of embedded

conversion features, located at
http://www.sec.gov/divisions/corpfin/acctdis120105.pdf.

Note S – Summary of Quarterly Financial Data (Unaudited), page F-43

9.   We note your disclosure within footnote (b) that "Freight charges were previously
        misclassified and recorded as a reduction of sales of metal and have been
        reclassified to production costs applicable to sales." Please tell us whether or not
        this represents the correction of an error as defined in paragraph 13 of APB 20 or
        otherwise advise.

Engineering Comments

General

10.   Please insert a small-scale map showing the location of each of your material
        properties. See Item 102 (3)(B) of Regulation S-K. Note that SEC's EDGAR
        program now accepts digital maps; so please include these in any future
        amendments that are uploaded to EDGAR. It is relatively easy to include
        automatic links at the appropriate locations within the document to GIF or JPEG
        files, which will allow the figures and/or diagrams to appear in the right location
        when the document is viewed on the Internet. For more information, please
        consult the EDGAR manual, and if you need addition assistance, please call Filer
        Support at 202-942-8900. Otherwise provide the map to the engineering staff for
        our review.

11.   For each material property, ensure that the disclosures required by Industry Guide
        7 (b) are included. In particular, provide any conditions that you must meet in
        order to obtain or retain title to each material property. Industry Guide 7 can be
        reviewed on the Internet at
        http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.

Silver and Gold Mining Operations, page 17

12.   Proven and probable reserves are disclosed for the Cerro Bayo Mine and probable
        reserves for the San Bartolome property. Forward to our engineer as
        supplemental information, information that establishes the legal, technical and
        economic feasibility of the materials designated as reserves, as required by
        Section C of SEC's Industry Guide 7. This includes copies of feasibility studies or
        mine plans (including cashflow analyses), as well as pertinent engineering and
        geological reports concerning your property that are needed to establish the
        existence of reserves. In particular, we would like to see the latest feasibility
        study for the San Bartolome property and the mine plan or life of mine plan for

the Cerro Bayo Mine. Provide drill hole and/or sampling maps for each property as is relevant. Provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

13.   Provide as supplemental information, all reserve and/or resource audit reports that were produced for your mines and properties within the last three years,

14.   In your reserve tables and narrative, disclose:

- Metallurgical recovery, currency conversion factors (when disclosing prices used) for estimate reserves, and mining recovery, if not included in estimate.
- The average drill spacing for each category of reserve, and for the mineralized material for each property.

15.   Please indicate:

- What process and controls, if any, you have in place to assure that the materials being considered for classification as proven or probable by your staff or others, in different countries and locales, meet the SEC definitions of proven or probable reserves.
- Do you have an internal reserve review or "auditing" function within your company? If so, describe who has this responsibility, and their functions and operation.
- Disclose the extent your reserve estimates have been reviewed by independent third parties.

Coeur Silver Valley, page 19

16.   We note the higher costs the Galena mine incurred during 2005. As supplemental information, provide a copy of your life-of-mine plan with cashflow analysis for this mine. Address the expected costs and continued economic recoverability of your disclosed reserves for the Galena mine.

Australia –Endeavor Mine, page 24 and Australia –Broken Hill Mine, page 26

17.   Concerning the Endeavor and Broken Hill mines and as a supplemental response, provide the basis of your disclosure and a detailed explanation for the cash and total cash costs disclosed on page 25 for the Endeavor mine and page 26 for the Broken Hill mine.

18.   Provide as supplemental material:

- The original mineral reserve reports and any audits of that reserve that you used during your due diligence review of the Endeavor and Broken Hill mines, and any other reserve estimates or reserve/resource audits reports produced since that time.
- Complete copies of your purchase agreements for your interests in the Endeavor and Broken Hill mines.

19. As a supplemental response, provide a description and analysis of the following for both the Endeavor and Broken Hill mines:

- The extent of drilling and sampling of silver reserves.
- Geologic character and spatial distribution of recoverable silver.
- The extent of metallurgical characterization of the silver reserves to date.
- The metallurgical characteristics and variance of metallurgical characteristics between areas of the silver reserves.
- The correlation of silver recovery to lead recovery.
- The expected recoverability of silver, expected variance in silver recoverability, and overall reliability of your estimate of metallurgical recovery of silver.

20. Based on the provisions of your purchase agreements for the Endeavor and Perilya mines, as a supplemental response, address what incentives these companies have to maximize silver production, or to produce more than minimal quantities of silver.

Operating Statistics and Reserve Estimates, page 48

21. Concerning the Endeavor and Broken Hill mines and as a supplemental response, provide the basis and a detailed explanation for your credits for 2005 third party smelting costs for the Endeavor and Broken Hill mines on page 51.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jennifer Goeken at (202) 551-3721 or, in her absence, Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. You may contact Mining Engineer Roger Baer at (202) 551-3705 with questions about engineering comments. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director